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                     [Preston Gates & Ellis LLP Letterhead]



                                 April 18, 2005


Julia E. Griffith, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:     Alaska Air Group, Inc.
        Amendment No. 2 Preliminary Proxy Statement
        Responses to your comment letter of April 18, 2005
        File no. 001-08957


Dear Ms. Griffith:

     On behalf of our client, Alaska Air Group, Inc. (the "Company"), we have set forth below responses to the Staff's comment letter dated April 18, 2005. The Company has also submitted revised preliminary proxy materials in response to the Staff's comments.

     Below we have reprinted each of the Staff's comments in bold and thereunder set forth the related response. Except with respect to page numbers originally referenced in your comment letter or unless otherwise noted, all page number references herein relate to the revised preliminary proxy statement.

LETTER TO STOCKHOLDERS
----------------------

          1. COMMENT: WE NOTE YOUR RESPONSE TO COMMENT 3. BECAUSE A SOLICITATION IN OPPOSITION EXISTS, HOWEVER, THE LETTER TO STOCKHOLDERS SHOULD BE AMENDED TO STATE THAT THE EXECUTION OF YOUR PROXY CARD WILL REVOKE ANY PREVIOUSLY EXECUTED PROXIES AND TO CLARIFY THAT SECURITY HOLDERS MAY REVOKE PREVIOUSLY EXECUTED PROXIES BY VOTING IN PERSON AT THE MEETING. YOU MAY WISH TO USE A CROSS REFERENCE TO PROVIDE STOCKHOLDERS WITH MORE DETAILED INFORMATION

               RESPONSE: The Company has amended the letter in accordance with the staff comment.

QUESTIONS AND ANSWERS, PAGE 3
-----------------------------
WHY AM I RECEIVING THIS ANNUAL MEETING INFORMATION AND PROXY?  PAGE 3
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          2.   COMMENT: WE NOTE YOUR RESPONSE AND THE RELATED DISCLOSURE
               CONCERNING THE STEPS THAT A NOMINEE SECURITY HOLDER MUST TAKE IN ORDER TO VOTE HIS OR HER SHARES. PLEASE EXPAND THE DISCLOSURE TO EXPLAIN THE PURPOSE OF A LEGAL PROXY AND THE STEPS THE SECURITY HOLDER SHOULD TAKE IN ORDER TO OBTAIN A LEGAL PROXY.


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               RESPONSE: We believe that you intended to refer to a beneficial, rather than a nominee, holder, since the person who needs a legal proxy to vote at the meeting is the beneficial holder.

               We have included responsive disclosure. We indicate that a person may obtain a legal proxy by requesting one, which is the advice on the Equiserve website at http://www.equiserve.com/shs/faq/faq_annual.htm, where it says:

                      Q8: My shares are held with a broker, can I still vote?

                          YES! You will receive proxy materials through your broker and will be instructed to return your proxy ballot directly to the company hired by the broker to facilitate their proxy process. If you decide to vote your shares at the annual meeting, please inform your broker so they can provide you with a "legal proxy", which will enable you to vote your brokerage shares at the meeting.

               The discussion of the purpose of the legal proxy is drawn from A Practical Guide to SEC Proxy and Compensation Rules at www.georgesonshareholder.com/pdf/secproxy. Footnote 14 of that article says:

                      14 A beneficial owner can obtain actual proxy/voting authority by requesting a "legal proxy" from it bank or broker pursuant to which it bank or broker formally confers all it right as record holder (which right were passed to it ultimately from DTC).

WHAT IF I CHANGE MY MIND AFTER I SUBMIT MY PROXY?  PAGE 3
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          3.   COMMENT: PLEASE REVISE TO CAREFULLY DESCRIBE HOW A VERBAL, OR
               TELEPHONIC, PROXY MAY REVOKE AN EARLIER WRITING, OR ADVISE.

               RESPONSE: We have made it clear that a telephonic proxy may revoke an earlier writing.

               As we read your comment, we sense that you may have doubts that a telephonic proxy may revoke an earlier dated written proxy. After receipt of your letter, the Company confirmed that the technology is such that records are kept so that a telephonic proxy would in fact revoke an earlier written proxy. Other companies have disclosure consistent with this position. For example, in definitive material filed on March 10, 2005, Praxair stated:

                    REVOCATION OF PROXY You may revoke your proxy at any time before it is voted by filing with Praxair's Secretary a written revocation, by timely delivery of a properly completed, later-dated proxy (including by Internet or telephone), or by voting in person at the Annual Meeting.


How many votes must each of the stockholder proposals receive in order to pass?
-------------------------------------------------------------------------------

          4. COMMENT: PLEASE REVISE THE PROXY STATEMENT TO INCLUDE THE SUBSTANCE OF THE ANALYSIS PROVIDED IN RESPONSE TO PRIOR COMMENT
               11. IN PARTICULAR, SUMMARIZE THE SECURITY HOLDERS MUST AMEND THE CERTIFICATE OF INCORPORATION IN ORDER TO CHANGE THE BOARD'S PURVIEW IN THIS AREA.

               RESPONSE: We have included information responsive to the comment.


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Proxy Card
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          5.   COMMENT: REVISE EACH OF THE SECURITY HOLDER PROPOSALS ON THE
               PROXY CARD AND THE VOTING INSTRUCTION FORM TO PROVIDE A CLEARLY DESIGNATED BOX, IDENTICAL TO THOSE PROVIDED FOR PROPOSAL 1, SO THAT SECURITY HOLDERS MAY CHOOSE TO VOTE FOR, AGAINST, OR ABSTAIN

               RESPONSE: We read the comment to mean that the size of the boxes for the proposals 2-7 should be the same as the size of the boxes for proposal 1. We have adjusted the size of the boxes.


     We hope that the foregoing adequately responds to the concerns of the Staff. Please do not hesitate to contact me at (206) 370-5933 or Chris K. Visser at 9206) 370-8343 if you have any questions or further comments with respect to the foregoing.

                                            Very truly yours,

                                            Preston Gates & Ellis LLP



                                            By /s/ William Gleeson
                                                William Gleeson


cc:     Peter Kraus
        Shannon Alberts
        Chris K. Visser


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